Filed by Axalto Holding N.V.
Pursuant to Rule 165 and Rule 425(a) under the
United States Securities Act of 1933,
as amended

Subject Company: Gemplus International S.A.
Commission File No. 333-103508
Date: December 12, 2005
On December 12, 2005, executives of Axalto Holding N.V. and Gemplus International S.A. made the following presentation to the employees of Axalto Holding N.V. and Gemplus International S.A.
Important information
Investors and security holders are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials regarding the business combination transaction referenced in this press release, as well as any amendments and supplements to those documents because they will contain important information. When available, the prospectus/offer to exchange and the other documents may also be obtained from Axalto Investor Relations. If required, the prospectus/offer to exchange will be filed with the Securities and Exchange Commission (“SEC”) by Axalto. To the extent the prospectus/offer to exchange is filed with the SEC, security holders may obtain a free copy of the prospectus/offer to exchange (when available) and other related documents filed by Axalto at the SEC’s website at www.sec.gov.
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Axalto and Gemplus Creating a global leader in digital security 12 December 2005

Disclaimer Important information Investors and security holders are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials regarding the business combination transaction referenced in this press release, as well as any amendments and supplements to those documents because they will contain important information. When available, the prospectus/offer to exchange and the other documents may also be obtained from Axalto Investor Relations. If required, the prospectus/offer to exchange will be filed with the Securities and Exchange Commission by Axalto. To the extent the prospectus/offer to exchange is filed with the Securities and Exchange Commission ("SEC"), security holders may obtain a free copy of the prospectus/offer to exchange (when available) and other related documents filed by Axalto at the Commission's website at www.sec.gov. Investors and security holders who are US persons or who are located in the United States should also read any solicitation/recommendation statement of Gemplus on Schedule 14D-9 when and if filed by Gemplus with the SEC because it will contain important information. The solicitation/recommendation statement and other public filings made from time to time by Gemplus with the SEC are available without charge from the SEC's website at www.sec.gov. This document, if issued, will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at +1 800 732 0330. In France, holders of Gemplus securities are requested, with respect to the offer, to refer, when filed by Axalto, to the prospectus (note d'information) that will be available on the website of the AMF (www.amf-france.org). This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Axalto or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gemplus, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to the registration or qualification form the laws of such jurisdiction. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy any Gemplus ordinary shares (including Gemplus shares represented by Gemplus American Depositary Shares) in the United States will only be made pursuant to a prospectus/offer to exchange and related offer materials that Axalto expects to send to holders of Gemplus securities, in accordance with or pursuant to an exemption from the U.S. securities laws. Unless otherwise determined by Axalto, it is not intended that any offer will be made, directly or indirectly, in or into Australia, Canada or Japan and in such circumstances it will not be capable of acceptance in or from Australia, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in or into Australia, Canada or Japan.

Disclaimer Forward-Looking Statements This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Axalto, Gemplus and their combined businesses after completion of the proposed combination. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words "expects", "anticipates", "believes", "intends", "estimates" and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements within the safe harbor provisions of U.S. federal securities laws. Although management of the companies believe that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the companies to integrate according to expectations; the ability of the companies to achieve the expected synergies from the transaction; trends in wireless communication and mobile commerce markets; the companies' ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies' main markets; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; the effect of the transaction and any future acquisitions and investments on the companies' share prices; changes in global, political, economic, business, competitive, market and regulatory forces; and those discussed by Gemplus in its filings with the SEC, including under the headings "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors". Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of this communication and the companies are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results or otherwise.

Combination rationale Employees Gemalto strategy Transaction process and organization Customers

Merger of equals between Axalto and Gemplus to create a world class leader in the digital security market Strongly positioned to capture future industry growth and enhanced ability to drive adoption of new card based solutions Extended and complementary client base Significant synergies expected Combination rationale

Creation of a world class leader in digital security Approximately € 1.8 billion (US$ 2.1 billion) in expected combined pro-forma 2005 revenue and € 2.3 billion (US$ 2.7 billion) in market capitalization 11.000 employees, 65 nationalities 21 production sites, 32 personalization centers, 9 R&D centers and 120 sales and marketing offices

Combination rationale Employees Gemalto strategy Transaction process and organization Customers

Become part of global leader in digital security 11.000 employees, 65 nationalities 21 production sites, 32 personalization centers, 9 R&D centers and 120 sales and marketing offices 4.000 exempts of which 1.500 R&D engineers Enhanced career and job opportunities in a global company ideally positioned in a fast growth industry Employees' skills and motivation are key Employees

Employees Opportunities of career evolution thanks to high growth environment Progressive enhancement of workforce and more potential promotions from within thanks to training Priority to internal redeployment over external recruitment to effect organizational adjustment If necessary, limited reduced external recruitment depending on geographic area and skills profile

Employees You work in Production Gemalto regroups one of the leading production capacities of the industry Expect to be in an improved position to meet the needs of increased demand and high volume growth. Better meet the needs of clients on a geographical basis through increased proximity. Some sites may need to specialize in order to best meet newly identified needs and challenges.

Employees You work in Research and Development High need of R&D in the fast growing digital security sector Increased size : 9 technological centers; 1,500 R&D exempt engineers True investment capacity in new technologies Foster the introduction of new technologies for clients and end-users. Greater proximity with our clients with more dedicated teams.

Employees You work in Sales and Marketing An industry leading sales and marketing force Wider range of products and services ever more closely targeting client needs Reinforced commercial support functions creating an industry reference Closer to your in-house support functions in order to better serve your clients This new geographical spread will also enable a furthering of the international development of global accounts

Employees You work in administration and/or support functions Rationalizations mainly in terms of external service purchasing (audit, marcom, IT, etc). Natural complementary rationalizations concerning administrative or support functions may take place. To be dealt with on a one by one basis. Opportunities for career development

Combination rationale Employees Gemalto strategy Transaction process and organization Customers

Complementary client base Limited overlap in Telecom Virtually no overlap in Financial Services and Identity and Security Two similar companies servicing different customers Extended and complementary client base Asia Gemplus: strong footprint in North Asia Axalto: strong presence in China and South East Asia EMEA Gemplus: strong footprint in Western Europe Axalto: strong presence in Eastern Europe, Middle East and Africa Americas Gemplus: strong in Mobile Communication Axalto: strong in Identity in North America and strong in Banking

Higher volumes effect and more efficient production and supply chain Global increase in flexibility and site specialization Exchange of best practices / manufacturing process improvements Expected G&A cost savings: reduction of duplicated expenses Minimal impact on R&D and manufacturing as additional capacity is absorbed by expected growth within two years Significant expected synergies

Opportunity to further accelerate SIM based solutions and enable faster development and commercialization of high end products (e.g. multimedia cards, mobile TV) Combined R&D and S&M efforts provide stronger platform to develop new markets and pursue high growth opportunities in identity, e-passport, healthcare IT and corporate security payments Greater ability to support client-dedicated projects Expanded product range Enhanced ability to drive card based solutions for new applications Strongly positioned to capture future industry growth and enhanced ability to drive adoption of new card based solutions

Accelerate the technological and geographical development of existing applications such as mobile communications and banking and promising applications such as identity, network security and contactless payments Improve productivity from economies of scale of combined group Provide superior services to its clients and better address their specific needs Gemalto strategy: 3 major axes

Combination rationale Employees Gemalto strategy Transaction process and organization Customers

Merger of Equals Two step transaction: Contribution by TPG and Quandt family entities of their shares in exchange for newly issued Axalto shares Subsequent launch of public voluntary exchange offer to all other shareholders on identical terms Cash distribution of € 0.26 per Gemplus share to be distributed to all Gemplus shareholders pre-offering, subject to transaction conditions Share exchange transaction. Exchange ratio of 2 Axalto shares for every 25 Gemplus shares. At market transaction: Based on a 30-day volume weighted average prices 55.4% : 44.6% (Gemplus: Axalto) ownership assuming full acceptances Axalto shareholder approval of transaction and Gemplus shareholder approval of special distribution and new Board composition Anti-trust and other regulatory approvals. Customary contractual conditions Transaction is unanimously recommended by the Boards of Directors of Axalto and Gemplus

Merger of Equals Shared Management team Executive Chairman: Alex Mandl Chief Executive Officer: Olivier Piou Chief Administrative Officer: Frans Spaargaren Chief Financial Officer: Charles Desmartis Shared governance, balanced representation on the Board of Directors 5 members from the current Axalto Board 5 members proposed from current Board of Gemplus 1 other independent member to be jointly nominated Expected during the course of summer 2006 Before antitrust approvals Axalto and Gemplus remain two separate independent and competing companies

Sequence of Events Deal announcement Axalto shareholder approval Gemplus shareholder approval Completion of anti-trust / regulatory review / closing conditions Gemplus payment of cash distribution to all shareholders Closing of TPG's and Quandt family entities' contributions Launch of public exchange offer Closing of public exchange offer

Combination rationale Employees Transaction process and organization Gemalto strategy Customers

Wider international presence for global client partnership Enhanced customer support and coverage Limited overlap Improved efficiency Strengthen client dedicated R&D efforts for customized solutions Accelerated innovation and quicker time to market for new applications Customers

Your questions Thank you

Americas Asia EMEA East 29 18 52 Telecoms Financial services Identity and security POS Prepaid Phone cards East 61 23 8 4 5 Complementary client base Limited overlap in Telecom Virtually no overlap in Financial Services and Identity and Security Two similar companies servicing different customers By Product Line By Geography (1) Breakdown based on Q3 2005 reported sales and $ / € exchange rate of 1.17 as at December 2, 2005 Extended and complementary client base Good Customer Fit Pro-forma 2005 Combined Sales(1) Asia Gemplus: stronger footprint in North Asia Axalto: stronger presence in China and South East Asia EMEA Gemplus: stronger footprint in Western Europe Axalto: stronger presence in Eastern Europe, Middle East and Africa Americas Gemplus: stronger in Mobile Communication Axalto: stronger in Identity in North America and strong in Banking Total €1.8bn - ($2.1 Bn)

Merger of Equals Merger of Equals Two step transaction Contribution by TPG and Quandt family entities of their shareholdings (43.7% combined ownership in Gemplus) in exchange for newly issued Axalto shares Subsequent launch of public voluntary exchange offer to all other shareholders on identical terms Structure Key Transaction Principles /Terms Conditions Precedent Cash distribution of € 0.26 per Gemplus share to be distributed to all Gemplus shareholders pre-offering, subject to transaction conditions Share exchange transaction Exchange ratio of 2 Axalto shares for every 25 Gemplus shares At market transaction: Based on a 30-day volume weighted average prices 55.4% : 44.6% (Gemplus: Axalto) ownership assuming full acceptances Axalto shareholder approval of transaction and Gemplus shareholder approval of special distribution and new Board composition Anti-trust and other regulatory approvals Customary contractual conditions Transaction is unanimously recommended by the Boards of Directors of Axalto and Gemplus

Merger of Equals Shared Management team Executive Chairman: Alex Mandl Chief Executive Officer: Olivier Piou Chief Administrative Officer: Frans Spaargaren Chief Financial Officer: Charles Desmartis Shared governance, balanced representation on the Board of Directors 5 members from the current Axalto Board 5 members proposed from current Board of Gemplus 1 other independent member to be jointly nominated Management & Governance Main Shareholders' Support Closing Contribution of TPG and Quandt family entities shares to Axalto, followed by a lock-up for a 90 day period following their contribution Target free float: circa 75% Expected during the course of summer 2006 Before antitrust approvals Axalto and Gemplus remain two separate independent and competing companies